BB 12/01/03

03052226

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED NOV 26 2003 WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-25207~~

8-25027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Planco Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Liberty Ridge Drive, Suite 100
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Corrow — 800-523-7798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PLANCO FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED, ULTIMATE SUBSIDIARY OF HARTFORD LIFE, INC.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Planco Financial Services, Inc.
(S.E.C. I.D. No. 8-25207)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED SEPTEMBER 30, 2003 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is filed as a Public Document
in accordance with Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116
USA

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Planco Financial Services, Inc.

We have audited the accompanying statement of financial condition of Planco Financial Services, Inc. (the "Company") as of September 30, 2003, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Planco Financial Services, Inc. at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

October 31, 2003

PLANCO FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED, ULTIMATE SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

Cash and cash equivalents	$	27,101,961
Prepaid expenses		80,000
Interest receivable		1,075
TOTAL ASSETS	$	27,183,036

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	9,728,964
Payable to affiliate		7,454,072
TOTAL LIABILITIES		17,183,036
STOCKHOLDER'S EQUITY		
Common stock, $7 par value, 1,000 shares authorized, issued, and outstanding		7,000
Additional paid-in capital		9,993,000
Retained earnings		-
Total Stockholder's Equity		10,000,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	27,183,036

See notes to financial statements.

PLANCO FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED, ULTIMATE SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

REVENUES:	
Marketing service fees	$ 129,031,157
Interest income	107,239
Total revenues	129,138,396
EXPENSES:	
Administrative and operating expenses	67,329,700
Wholesaler overrides	55,846,560
Other brokers commissions	5,143,324
Regulatory fees	231,475
Other	144,350
Total expenses	128,695,409
INCOME BEFORE INCOME TAXES	442,987
INCOME TAXES	(442,987)
NET INCOME	$ -

See notes to financial statements.

PLANCO FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED, ULTIMATE SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Federal income taxes receivable	304,819
Prepaid expenses	168,658
Receivable from affiliate	55,934
Interest receivable	2,131
Increase (decrease) in operating liabilities:	
Accounts payable	1,809,206
Payable to affiliate	7,454,072
Net cash from operating activities	9,794,820
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution	7,500,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	17,294,820
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,807,141
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 27,101,961

See notes to financial statements.

PLANCO FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED, ULTIMATE SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2003

	Common stock	Paid-in capital	Retained Earnings	Total stockholder's equity
Balance, October 1, 2002	$ 7,000	$ 2,493,000	$ -	$ 2,500,000
Capital Contribution		7,500,000		$ 7,500,000
Net income	-	-	-	-
Balance, September 30, 2003	$ 7,000	$ 9,993,000	$ -	$10,000,000

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Planco Financial Services, Inc. (the "Company"), a Pennsylvania corporation, is a wholly owned subsidiary of Hartford Life and Accident Insurance Company, a subsidiary of Hartford Life, Inc. (the "Parent"). The Company is a registered broker-dealer engaged exclusively in the distribution of private placements, the distribution of IRC Section 529 plans, the sale of various annuity and life insurance products and the distribution of shares of registered open-end management investment companies for the Parent and its affiliates.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Marketing Service Fees – Marketing service fees are recorded in connection with marketing, educational and administrative services provided in the distribution of affiliates' products as earned.

Administrative and Operating Expenses – Administrative, support, and other expenses relate to services provided by affiliated companies in facilitating the operations of the Company.

Wholesaler Overrides – Wholesalers overrides represent commissions paid to affiliated wholesalers that participate in the marketing and distribution of the Parent and affiliates products.

Cash and Cash Equivalents - The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2003, cash equivalents represent investments in money market funds totaling $27,101,961.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets.

New Accounting Pronouncements – In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 had no impact on the Company's financial condition, results of operations or cash flows.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions". SFAS No. 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution except for a transaction between two or more mutual enterprises. The statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. The adoption of SFAS No. 147 had no impact on the Company's financial condition, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. This statement is an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends disclosure requirements of FASB No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 for transition guidance and annual disclosure provisions. The adoption of SFAS No. 148 had no impact on the Company's financial condition, results of operations or cash flows.

SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No.149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 had no impact on the Company's financial condition, results of operations or cash flows.

FASB Statement No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity updated as of May 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of SFAS No. 150 had no impact on the Company's financial condition, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" (FIN 45). FIN 45 requires a guarantor to recognize, at inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provision are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. The adoption of SFAS No. 147 had no impact on the Company's financial condition, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, ("FIN 46"). FIN 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without subordinated financial

support. Such entities are referred to as Variable interest Entities ("VIEs"). For new entities established or purchased subsequent to January 31, 2003, FIN 46 was effective immediately. FIN 46, as it relates to entities established or purchased prior to February 1, 2003, is effective for interim and annual periods ending after December 15, 2003. The adoption of FIN 46 will have no impact on the Company's financial condition, results of operations or cash flows.

3. RELATED PARTY TRANSACTIONS

The Company's principal source of revenue is its marketing services agreement with its Parent. The Company acts as a wholesaler of its affiliates' products and assists in providing marketing, educational, and administrative services. In consideration of the services performed, the Company receives marketing service fees equal to the expense incurred in providing those services. For the year ended September 30, 2003, the marketing service fees paid by the Parent was $129,031,157.

The Company pays a monthly service fee to Planco, Inc. (an affiliate) for providing administrative and support services. For the year ended September 30, 2003, expenses recorded in connection with those services amounted to $54,548,250.

The Company uses GTC Graphic Services, a division of Planco Inc., for various marketing services. For the year ended September 30, 2003, the fees paid to GTC Graphic Services were $1,342,862.

During the year ending September 30, 2003, the Parent made payments on behalf of both the Company and Planco Inc., an affiliate, for administrative and operating expenses. Such expenses were recorded on the books of the Company. Payments related to those expenses amounted to $7,493,597.

Certain officers of the Company serve also as officers of Planco, Inc.

4. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal, state and local income taxes have been calculated on a separate entity basis. The amount of taxes to be paid by the Company is determined as if the Company were to file a separate federal, state, and local income tax return. For the year ended September 30, 2003, the difference between the federal income tax provision at the statutory rate and the provision recorded is due to the undeductible portion of meals and entertainment expenses.

In accordance with the terms of the tax allocation agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At September 30, 2003, the Company had net capital of $9,377,966, which was $9,127,966 in excess of its required net capital of $250,000.

* * * * * *

PLANCO FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SEPTEMBER 30, 2003

STOCKHOLDER'S CAPITAL		$ 10,000,000
NON-ALLOWABLE ASSETS:		
Receivable from non-customers	$ 80,000	
Total non-allowable assets		80,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		9,920,000
HAIRCUTS ON SECURITIES POSITIONS		542,034
NET CAPITAL		$ 9,377,966
TOTAL AGGREGATE DEBIT ITEMS		$ -
MINIMUM CAPITAL REQUIRED UNDER THE ALTERNATE METHOD :		
Greater of 2% of aggregate debit items or $250,000		$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT		$ 9,127,966
NET CAPITAL IN EXCESS OF 5% OF AGGREGATE DEBIT ITEMS OR $120,000		$ 9,257,966

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of September 30, 2003, as filed on October 22, 2003.

PLANCO FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SEPTEMBER 30, 2003

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116
USA

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

October 31, 2003

Planco Financial Services, Inc.
1500 Liberty Ridge Drive, Suite 100
Wayne, PA 19087

In planning and performing our audit of the financial statements of Planco Financial Services, Inc. (the "Company") for the year ended September 30, 2003 (on which we issued our report dated October 31, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP